EXHIBIT 99.1

Colliers International Reports Third Quarter Results

Solid operating results with higher margins

Operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
(in millions of US$, except EPS)	2019	2018	2019	2018

Revenues	$736.9	$715.7	$2,117.5	$1,935.5
Adjusted EBITDA (note 1)	84.3	72.7	215.2	178.2
Adjusted EPS (note 2)	1.04	0.92	2.65	2.32

GAAP operating earnings	48.2	42.0	118.8	103.3
GAAP EPS	0.74	0.41	1.37	1.13

TORONTO, Oct. 29, 2019 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ: CIGI) (TSX: CIGI) today reported operating and financial results for its third quarter ended September 30, 2019. All amounts are in US dollars.

Revenues for the third quarter were $736.9 million, a 3% increase (5% in local currency) relative to the same quarter in the prior year, adjusted EBITDA (note 1) was $84.3 million, up 16% (18% in local currency) and adjusted EPS (note 2) was $1.04, a 13% increase versus the prior year quarter. Third quarter adjusted EPS would have been approximately $0.03 higher excluding foreign exchange impacts. GAAP operating earnings were $48.2 million, relative to $42.0 million in the prior year period. GAAP diluted net earnings per common share was $0.74 in the quarter, up 80% versus $0.41 per share for the same quarter a year ago with the increase impacted by a reduction in non-controlling interest redemption increment stemming from translation of Euro-denominated non-controlling interests. Third quarter GAAP EPS would have been approximately $0.03 higher excluding changes in foreign exchange rates.

For the nine months ended September 30, 2019, revenues were $2.1 billion, a 9% increase (12% in local currency) relative to the comparable prior year period, adjusted EBITDA was $215.2 million, up 21% (23% in local currency) and adjusted EPS was $2.65, a 14% increase versus the prior year period. Year-to-date adjusted EPS would have been approximately $0.08 higher excluding foreign exchange impacts. GAAP operating earnings were $118.8 million, relative to $103.3 million in the prior year period. GAAP diluted net earnings per common share for the nine month period was $1.37, compared to $1.13 per share in the prior year period. Year-to-date GAAP EPS would have been approximately $0.08 higher excluding changes in foreign exchange rates.

“Colliers delivered solid operating results with higher margins for the third quarter. Year-to-date internal revenue growth was 4%, in line with our full-year expectations. Given our performance over the first nine months and our current outlook, we expect to finish the year strongly,” said Jay S. Hennick, Chairman and CEO of Colliers International. “Earlier this month, we completed the strategic acquisition of Synergy Property Development Services, the leader in project management services in India. Synergy will merge with our existing operations in India under the Colliers International brand and will take its place as one of the top players in one of the world’s fastest growing economies. So far this year we have completed four acquisitions which, together with internal growth, puts us on-track to meet or exceed our five year target to double our size by the end of 2020,” he concluded.

About Colliers International Group Inc.
Colliers International (NASDAQ, TSX: CIGI) is a leading global real estate services and investment management company. With operations in 68 countries, our 14,000 enterprising people work collaboratively to provide expert advice and services to maximize the value of property for real estate occupiers, owners and investors. For more than 20 years, our experienced leadership team, owning approximately 40% of our equity, have delivered industry-leading investment returns for shareholders. In 2018, corporate revenues were $2.8 billion ($3.3 billion including affiliates), with more than $26 billion of assets under management.

Learn more about how we accelerate success at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended				Nine months ended
(in thousands of US$)	September 30		Growth	Growth	September 30		Growth	Growth
(LC = local currency)	2019	2018	in US$ %	in LC %	2019	2018	in US$ %	in LC %

Outsourcing & Advisory	$277,741	$258,673	7%	10%	$817,763	$755,882	8%	12%
Lease Brokerage	218,754	229,294	-5%	-3%	653,912	618,692	6%	8%
Sales Brokerage	200,515	195,925	2%	4%	515,983	523,872	-2%	1%
Investment Management	39,873	31,829	25%	26%	129,865	37,098	NM	NM

Total revenues	$736,883	$715,721	3%	5%	$2,117,523	$1,935,544	9%	12%

Consolidated revenues for the third quarter grew 5% on a local currency basis, with significant contributions from Outsourcing & Advisory and Investment Management. Consolidated internal revenue growth in local currencies was 2% (note 3), led by Outsourcing & Advisory as well as Investment Management, offset by modest declines in Lease Brokerage against a strong prior year quarter.

For the nine months ended September 30, 2019, consolidated revenues grew 12% on a local currency basis, with significant contributions from Investment Management and Outsourcing & Advisory. Year-to-date consolidated internal revenue growth in local currencies was 4%, led by Outsourcing & Advisory and Lease Brokerage.

Segmented Third Quarter Results
The Americas region’s revenues totalled $424.3 million for the third quarter compared to $404.6 million in the prior year quarter, up 5% (5% in local currency). Local currency revenue growth was 5% all from acquisitions, with 8% internal growth in Outsourcing & Advisory offset by a decline in Lease Brokerage. In the comparative prior year quarter, internal revenue growth was a very strong 9% balanced among service lines. Adjusted EBITDA was $38.8 million, versus $33.3 million in the prior year quarter, with margins higher due to service mix and lower discretionary expenses. GAAP operating earnings were $26.5 million, versus $24.4 million in the prior year period.

EMEA region revenues totalled $138.8 million for the third quarter, down 5% (-1% in local currency) compared to $146.3 million in the prior year quarter, comprised of a local currency internal decline of 3% offset by 2% growth from acquisitions. Internal revenues were impacted by a decline in Lease Brokerage for the quarter mostly due to timing, with a significant number of transactions expected to be recorded in the fourth quarter. Adjusted EBITDA was $12.6 million, versus $17.3 million in the prior year quarter, with the decline attributable to lower revenues and service mix. GAAP operating earnings were $5.1 million, versus $9.4 million in the prior year quarter.

Asia Pacific region revenues totalled $133.5 million for the third quarter compared to $132.5 million in the prior year quarter, up 1% (5% in local currency). Local currency internal revenue growth was 4%, led by Outsourcing & Advisory, with 1% growth from acquisitions. Adjusted EBITDA was $18.6 million, relative to $17.8 million in the prior year quarter. GAAP operating earnings were $17.2 million, versus $16.2 million in the prior year quarter.

Investment Management revenues for the third quarter were $39.9 million compared to $31.8 million in the prior year quarter, up 25%. Local currency revenue growth of 26% was all internally generated and reflected incremental management fees from new capital commitments completed year to date. Pass-through revenue from historical carried interest represented $0.5 million for the third quarter versus $2.1 million in the prior year quarter. Adjusted EBITDA was $15.9 million relative to $9.6 million in the prior year quarter. Operating earnings, which are impacted by acquisition-related intangible asset amortization, were $9.3 million in the quarter, versus $2.4 million in the prior year quarter. Assets under management stood at $30.6 billion as of September 30, 2019, up 18% from $25.9 billion in the third quarter of 2018.

Unallocated global corporate costs as reported in adjusted EBITDA were $1.7 million in the third quarter, relative to $5.3 million in the prior year period. The corporate GAAP operating loss for the third quarter was $10.0 million, relative to $10.4 million in the prior period.

Conference Call
Colliers will be holding a conference call on Tuesday, October 29, 2019 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Adoption of New Lease Accounting Standard
On January 1, 2019, the Company adopted FASB Accounting Standard Codification Topic 842, Leases (“ASC 842”). ASC 842 requires the recognition of operating lease right-of-use assets and lease liabilities for virtually all premise and equipment leases on the consolidated balance sheet, with no impact on earnings. The Company adopted ASC 842 effective January 1, 2019 without adjusting comparative periods and recorded a $261.3 million right-of-use asset and corresponding $294.6 million lease liability as of September 30, 2019.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information technology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration policies, and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31, 2018 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2019	2018	2019	2018

Net earnings	$28,673	$25,384	$69,711	$62,727
Income tax	12,868	10,257	27,270	27,832
Other income, net	(663)	(581)	(985)	(1,041)
Interest expense, net	7,298	6,896	22,775	13,753
Operating earnings	48,176	41,956	118,771	103,271
Depreciation and amortization	22,835	23,161	69,281	55,303
Acquisition-related items	8,867	6,271	18,765	14,265
Restructuring costs	2,826	-	3,141	416
Stock-based compensation expense	1,558	1,277	5,199	4,978
Adjusted EBITDA	$84,262	$72,665	$215,157	$178,233

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted earnings per share:

Adjusted earnings per share is defined as diluted net earnings per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) restructuring costs and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2019	2018	2019	2018

Net earnings	$28,673	$25,384	$69,711	$62,727
Non-controlling interest share of earnings	(6,069)	(4,073)	(13,900)	(8,290)
Amortization of intangible assets	14,878	15,255	44,835	32,624
Acquisition-related items	8,867	6,271	18,765	14,265
Restructuring costs	2,826	-	3,141	416
Stock-based compensation expense	1,558	1,277	5,199	4,978
Income tax on adjustments	(6,524)	(5,440)	(14,740)	(10,413)
Non-controlling interest on adjustments	(2,507)	(1,929)	(7,099)	(3,979)
Adjusted net earnings	$41,702	$36,745	$105,912	$92,328

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2019	2018	2019	2018

Diluted net earnings per common share	$0.74	$0.41	$1.37	$1.13
Non-controlling interest redemption increment	(0.18)	0.13	0.02	0.24
Amortization of intangible assets, net of tax	0.23	0.23	0.69	0.52
Acquisition-related items	0.16	0.12	0.38	0.30
Restructuring costs, net of tax	0.05	-	0.06	0.01
Stock-based compensation expense, net of tax	0.04	0.03	0.13	0.12
Adjusted earnings per share	$1.04	$0.92	$2.65	$2.32

3. Local currency revenue growth rate and internal revenue growth

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

4. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2019	2018	2019	2018

Revenues	$736,883	$715,721	$2,117,523	$1,935,544

Cost of revenues	477,365	472,079	1,382,933	1,265,104
Selling, general and administrative expenses	179,640	172,254	527,773	497,601
Depreciation	7,957	7,906	24,446	22,679
Amortization of intangible assets	14,878	15,255	44,835	32,624
Acquisition-related items (1)	8,867	6,271	18,765	14,265
Operating earnings	48,176	41,956	118,771	103,271
Interest expense, net	7,298	6,896	22,775	13,753
Other income	(663)	(581)	(985)	(1,041)
Earnings before income tax	41,541	35,641	96,981	90,559
Income tax expense	12,868	10,257	27,270	27,832
Net earnings	28,673	25,384	69,711	62,727
Non-controlling interest share of earnings	6,069	4,073	13,900	8,290
Non-controlling interest redemption increment	(7,043)	5,125	919	9,439
Net earnings attributable to Company	$29,647	$16,186	$54,892	$44,998

Net earnings per common share
Basic	$0.75	$0.41	$1.39	$1.15
Diluted	$0.74	$0.41	$1.37	$1.13

Adjusted earnings per share (2)	$1.04	$0.92	$2.65	$2.32

Weighted average common shares (thousands)
Basic	39,608	39,198	39,481	39,139
Diluted	40,029	39,934	39,938	39,821

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments, and contingent acquisition consideration-related compensation expense.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	September 30, 2019	December 31, 2018	September 30, 2018

Assets
Cash and cash equivalents	$101,676	$127,032	$114,737
Accounts receivable and contract assets	352,574	554,700	495,255
Prepaids and other assets	150,309	78,581	80,710
Current assets	604,559	760,313	690,702
Other non-current assets	81,267	83,765	86,616
Fixed assets	101,392	93,483	89,234
Operating lease right-of-use assets	261,277	-	-
Deferred income tax	40,084	34,195	38,631
Goodwill and intangible assets	1,351,336	1,385,824	1,398,056
Total assets	$2,439,915	$2,357,580	$2,303,239

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$578,591	$720,938	$584,331
Other current liabilities	61,542	75,929	66,597
Long-term debt - current	6,507	1,834	2,415
Operating lease liabilities - current	69,551	-	-
Current liabilities	716,191	798,701	653,343
Long-term debt - non-current	604,361	670,289	818,113
Operating lease liabilities - non-current	225,060	-	-
Other liabilities	92,743	125,706	125,211
Deferred income tax	21,118	27,550	28,042
Redeemable non-controlling interests	323,362	343,361	334,910
Shareholders' equity	457,080	391,973	343,620
Total liabilities and equity	$2,439,915	$2,357,580	$2,303,239

Supplemental balance sheet information
Total debt	$610,868	$672,123	$820,528
Total debt, net of cash	509,192	545,091	705,791
Net debt / pro forma adjusted EBITDA ratio	1.5	1.6	2.2

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2019	2018	2019	2018

Cash provided by (used in)

Operating activities
Net earnings	$28,673	$25,384	$69,711	$62,727
Items not affecting cash:
Depreciation and amortization	22,835	23,161	69,281	55,303
Deferred income tax	(2,941)	1,406	(9,985)	2,805
Other	15,935	10,563	46,577	27,106
	64,502	60,514	175,584	147,941

Net change from assets/liabilities
Accounts receivable and contract assets	(7,851)	(31,538)	14,217	16,793
Prepaids and other assets	(6,407)	(2,100)	(16,782)	(7,401)
Payables and accruals	36,654	74,210	(167,097)	(83,674)
Other	1,716	(1,380)	5,280	(923)

Contingent acquisition consideration paid	(499)	(1,509)	(5,712)	(4,365)
Sale proceeds from AR facility, net of repurchases	(1,730)	-	117,695	-
Net cash provided by operating activities	86,385	98,197	123,185	68,371

Investing activities
Acquisition of businesses, net of cash acquired	-	(476,108)	(23,677)	(574,688)
Disposition of business, net of cash disposed	-	17,287	-	17,287
Purchases of fixed assets	(7,245)	(7,571)	(31,309)	(21,561)
Cash collections on AR facility deferred purchase price	7,827	-	15,164	-
Other investing activities	(4,311)	(3,913)	(19,913)	(21,873)
Net cash used in investing activities	(3,729)	(470,305)	(59,735)	(600,835)

Financing activities
Increase in long-term debt, net	(70,124)	401,907	(48,700)	574,268
Purchases of non-controlling interests, net	(4,063)	-	(10,828)	(73)
Dividends paid to common shareholders	(1,979)	(1,959)	(3,940)	(3,906)
Distributions paid to non-controlling interests	(8,294)	(3,544)	(27,851)	(16,147)
Other financing activities	4,376	(8,805)	6,775	(11,494)
Net cash provided by (used in) financing activities	(80,084)	387,599	(84,544)	542,648

Effect of exchange rate changes on cash	(2,988)	(5,000)	(4,262)	(3,970)

Increase (decrease) in cash and cash equivalents	(416)	10,491	(25,356)	6,214

Cash and cash equivalents, beginning of period	102,092	104,246	127,032	108,523

Cash and cash equivalents, end of period	$101,676	$114,737	$101,676	$114,737

Segmented Results
(in thousands of US dollars)

			Asia	Investment
(unaudited)	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended September 30

2019
Revenues	$424,258	$138,819	$133,512	$39,873	$421	$736,883
Adjusted EBITDA	38,790	12,645	18,606	15,918	(1,696)	84,262
Operating earnings	26,490	5,132	17,241	9,295	(9,982)	48,176

2018
Revenues	$404,607	$146,339	$132,518	$31,829	$428	$715,721
Adjusted EBITDA	33,279	17,325	17,805	9,580	(5,324)	72,665
Operating earnings	24,396	9,364	16,201	2,422	(10,427)	41,956

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Nine months ended September 30

2019
Revenues	$1,204,472	$410,877	$370,926	$129,865	$1,383	$2,117,523
Adjusted EBITDA	101,177	29,180	43,714	45,398	(4,312)	215,157
Operating earnings	68,278	5,828	38,996	25,181	(19,512)	118,771

2018
Revenues	$1,121,716	$406,352	$369,149	$37,098	$1,229	$1,935,544
Adjusted EBITDA	95,911	39,533	44,388	8,399	(9,998)	178,233
Operating earnings	71,203	14,945	39,046	1,220	(23,143)	103,271

COMPANY CONTACTS:

Jay S. Hennick
Chairman & CEO

John B. Friedrichsen
CFO

(416) 960-9500